Filed pursuant to Rule 433
Dated September 11, 2014

Relating to
Preliminary Prospectus Supplement dated September 11, 2014 to
Prospectus dated November 21, 2011
Registration Statement No. 333-178081
40,000,000 Depositary Shares
Each Representing 1/1,000th of a Share of
Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I

Issuer:	Morgan Stanley
Designation of Depositary Shares:	Depositary shares, each representing 1/1,000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I
Aggregate Number of Depositary Shares:	40,000,000 (46,000,000 if the underwriters exercise their option to purchase up to an additional 6,000,000 depositary shares in full)
The information set forth below assumes that the underwriters will only purchase 40,000,000 depositary shares and will not purchase any additional depositary shares pursuant to their option to purchase up to an additional 6,000,000 depositary shares.
Trade Date:	September 11, 2014
Original Issue Date (Settlement):	September 18, 2014 (T + 5)
Issue Price (Price to Public) Per Depositary Share:	$25
Aggregate Issue Price (Price to Public):	$1,000,000,000
Underwriting Discounts and Commissions Per Depositary Share:	$0.7875; provided that the underwriting discounts and commissions will be $0.375 per depositary share with respect to any depositary share sold to certain institutions
Aggregate Underwriting Discounts and Commissions:	$31,500,000; provided that the aggregate underwriting discounts and commissions will decrease to the extent that sales are made to certain institutions as described above
Proceeds to Issuer Per Depositary Share:	$24.2125; provided that the proceeds to the Issuer per depositary share will be $24.625 in the case of any depositary share with respect to which the underwriting discounts and commissions were $0.375
Aggregate Proceeds to Issuer:
$968,500,000; provided that the proceeds to the Issuer will increase to the extent that the underwriting discounts and commissions are reduced as described above with respect to sales to certain institutions

Liquidation Preference:	$25,000 per share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I (equivalent to $25 per depositary share)
Dividend Rate (Non-Cumulative):
A fixed rate per annum equal to 6.375% from the original issue date to, but excluding, October 15, 2024 and a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date (as defined in the Preliminary Prospectus Supplement dated September 11, 2014) plus 3.708% from and including October 15, 2024

Dividend Payment Dates:	The 15th day of January, April, July and October of each year, commencing on January 15, 2015
Optional Redemption:	At the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2024 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus Supplement dated September 11, 2014), in each case at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.
CUSIP:	61761J406
ISIN:	US61761J4067
Expected Ratings*:	Ba3 / BB+ / BB / BBB (high) (Moody’s / Standard & Poor’s / Fitch / DBRS)
Lead Manager:	Morgan Stanley & Co. LLC
Co-Managers:	Such other underwriters as shall be so-named in the final Prospectus Supplement to the above-referenced Prospectus relating to the depositary shares
Global Settlement:	Through The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, as the case may be

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Preliminary Prospectus Supplement Dated September 11, 2014
Prospectus Dated November 21, 2011